
HEMINGER, PEGGY C.

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
    FROM:         Conner, W. Thomas
    SENT:         Friday, November 07, 2014 11:02 AM
    TO:           Sonny S. Oh (ohm@sec.gov)
    CC:           Heminger, Peggy C.
    SUBJECT:      PGR Fee Rate Supplement for November 17, 2014 Prospectus
    ATTACHMENTS:  PGR Fee Rate Supplement for Nov 17 (11- 7 draft).docx

Sonny:

As I noted, the supplement I included with my email this morning was prospective. Here is the one that will be used on the launch of the product.

Best regards,

Tom

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